FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

December 15, 2019

LEADER TALKING POINTS AND Q&A ON THE TRANSACTION

CONFIDENTIAL: This document is provided to DuPont Leaders to assist in directing conversations and answering questions from team members. Please do not print, forward or share with others within the company or externally.

•	All media calls regarding this topic should be directed to Dan Turner in Global Communications: Daniel.A.Turner@dupont.com; +1-302-996-8372.

•	All investor inquiries should be sent to Lori Koch in Investor Relations: Lori.D.Koch@dupont.com; +1-302-999-5631.

•	If you have any additional questions, please contact your BU/Function communication leader.

On December 15, 2019, DuPont announced definitive agreements to combine its Nutrition & Biosciences segment with IFF. N&B will remain part of DuPont until the transaction closes which is expected in Q1 of 2021, pending IFF shareholder approval, regulatory approvals and customary closing conditions. The following is intended to help leaders discuss this milestone as it pertains to the transaction.

Key Messages

•	Today, we announced that DuPont has entered into an agreement for the merger of International Flavors & Fragrances, Inc. (IFF) and our Nutrition & Biosciences (N&B) business.

•	The combination of IFF and N&B creates a global leader in high-value ingredients and solutions for global Food & Beverage, Home & Personal Care and Health & Wellness.

•

The new company will have a broad technology portfolio, and #1 or #2 market positions and best-in-class R&D capabilities. The complementary portfolios will create a leader across key Taste and Texture, Scent, Nutrition, Enzymes, Cultures, Soy Proteins and Probiotics categories.

•	The combined company will have pro forma 2019 revenue of $11.32 billion and EBITDA of $2.56 billion.

•	The transaction deal is expected to close by the end of the first quarter of 2021.

•	The new company board will ultimately consist of 12 directors, with equal representation of IFF and DuPont.

•	Andreas Fibig will continue as CEO and Chairman of the Board, along with an IFF appointee, and the company will be headquartered in New York.

•	Ed Breen DuPont Executive Chairman will join the board of the combined company as a DuPont appointee and will serve as Lead Independent Director starting June 1, 2021.

Q. How will the transaction be executed?

A. The combination will be executed through a Reverse Morris Trust transaction. In essence, Nutrition & Biosciences will separate as a standalone company and then immediately merge with IFF.

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December 15, 2019

IFF and DuPont Nutrition & Biosciences will form an Integration Office to manage the integration of their organizations which will be comprised of leaders from both companies. In parallel, a separation team consisting of DuPont and N&B representatives will work to “carve out” and “stand-up” N&B to ensure a smooth separation and transition into the new intended company.

Q. When do you expect the transaction will close?

A. We expect that the transaction will close in Q1, 2021, subject to IFF shareholder approval as well as certain regulatory approvals and other customary closing conditions.

Q. Do DuPont shareholders need to approve this transaction?

A. No. Only approval by IFF shareholders is required.

Q. Where will the combined company’s headquarters be located?

A. The combined company will be headquartered in New York.

Q. What will the combined company be named?

A. The combined company will retain IFF’s name.

Q. Will employees working in a DuPont Corporate Function be impacted with this change?

A. A step in creating the new organization will be evaluating the positions that are currently part of our corporate functions that will be needed to establish business continuity at the time of the closure of the transaction. Upon identification of these roles, a process will be initiated to select the talent from corporate functions that will be transitioned to Nutrition & Biosciences to ensure business continuity of the new organization. Employees will be kept up to date on the progress as information becomes available. We will adhere to our Core Values as our foundation to guide us throughout this process.

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December 15, 2019

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws, (ii) failure to obtain necessary regulatory approvals, approval, if required, of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (iii) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (iv) risks and costs and pursuit and/or implementation of the separation of the N&B Business, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (v) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”); (vi) potential liability arising from fraudulent conveyance and similar laws in connection with the distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”); (vii) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses; (viii) uncertainty as to the long-term value of DuPont common stock; (ix) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (x) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (xi) the integration of IFF and N&Bco being more difficult, time consuming or costly than expected; (xii) IFF’s and N&Bco’s failure to achieve expected or targeted future financial and operating performance and results; (xiii) the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate IFF and N&Bco; (xiv) customer loss and business disruption being greater than expected following the proposed transaction; (xv) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments; (xvi) legislative, regulatory and economic developments; (xvii) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (xviii) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (xix) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xx) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (xxi) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (xxii) the ability of N&Bco or IFF to retain and hire key personnel (xxiii) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xxiv) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (xxv) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (xxvi) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. A further list and description of risks and uncertainties can be found in DuPont’s Form 10-Q for the period ended September 30, 2019 and in its subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. Neither DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed combination of N&Bco and IFF, which will immediately follow the proposed separation of the N&B Business from DuPont (the “proposed transaction”), N&Bco, IFF and Merger Sub intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF at the following:

DuPont Contact Information

DuPont Investors:	Media:
Lori Koch	Dan Turner
Lori.d.koch@dupont.com	Daniel.a.turner@dupont.com
+1 302-999-5631	+1 302-996-8372

IFF Contact Information

Michael DeVeau

Michael.DeVeau@iff.com

+1 212-708-1212

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

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